Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Wins a Multi-Year 5G Assurance Contract for a Mobile Network in Europe

TEL AVIV, Israel – April 26, 2022 − RADCOM Ltd. (Nasdaq: RDCM) today announced it has entered into a multi-year contract to provide its service assurance solution – RADCOM ACE – to enhance the end-to-end customer experience for a mobile operator in Europe. Providing real-time analytics for 5G services, RADCOM ACE will help the operator deploy and launch 5G smoothly, maintain the highest quality of services and ensure a highly optimized and automated network.

“5G networks are highly dynamic and require real-time subscriber analytics to rapidly identify and resolve customer-impacting issues,” said Eyal Harari, RADCOM’s Chief Executive Officer. “Our advanced cloud technology will provide these critical insights that enable the seamless rollout of new 5G services and ensure confidence when testing and rolling out new advanced services. This contract is an important acknowledgment of our market leadership in the 5G assurance space.”

RADCOM ACE is cloud-native and vendor-agnostic, providing impartial, end-to-end visibility that helps network engineers identify and resolve service issues in real-time, which is critical when rolling out 5G services and new network architectures. Helping teams smartly monitor the end-to-end network performance for 5G standalone and 5G non-standalone, RADCOM ACE lets engineering teams make real-time data-driven decisions and proactively improve the service quality, ensuring unparalleled focus is on the quality delivered to customers.

For more information about RADCOM ACE, visit https://radcom.com/solutions/5g-service-assurance/, the content of which does not form a part of this press release.

###

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-774-5011

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the expected results and benefits of its technology and solutions to the operator in Europe as well as its market leadership, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.